COMMISSION SCHEDULE FOR PRUSELECT III

1)   COMMISSIONS

     o First Year Commissions - The rate will be 20% up to the target premium and 2% in excess of the target premium.

     o Renewal Commissions, Service Commissions and Drop-Ins - The rate will be 12% up to the target premium and 2% in excess of the target premium for years 2-10. After year 10, the rate will be 2% up to the target premium and 2% in excess of the target premium.

          Note that for coverage years 1-7 the commissions are vested and payable to the writing producer only. After year 7, the commissions are non-vested and payable to whomever services the policy.

     o Trail Commissions - Contract years 6-20 will reflect a total trail of .20% which is comprised of (1) .10% vested trails payable only to the writing producer of the base policy and (2) .10% non-vested trails payable to whomever services the policy. This is equal to a quarterly trail of .05% for years 6-20. After contract year 20, the total trail will be .10% which is comprised of (1) .05% vested trails payable only to the writing producer of the base policy and (2) .05% non-vested trails payable to whomever services the policy. This is equal to a quarterly trail of .025% for years beyond 20. Note that trail commissions are calculated as a percent of the mean asset value (MAV).

2)   COMMISSION RECAPTURES

     o Lapses - There is no commission charge back for lapses in any policy year.

     o Surrenders - If a PruSelect III policy is fully surrendered in the first four policy years, 50% of commission on any premiums paid in the previous twelve months ending on the surrender effective date, starting on the following day in the previous year, will be recaptured.

3)   OTHER BROKER-DEALERS

     The contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than that stated above.